Alpine Equity Trust
Exhibit to Item 77C

On October 16, 2015, a Special Meeting of Shareholders of the Alpine Cyclical Advantage Property Fund (the Fund), a series of Alpine Equity Trust (the Trust), met to vote to approve an Agreement and Plan of Reorganization, providing for: (i) the acquisition of all of the assets of the Alpine Cyclical Advantage Property Fund by the Alpine Global Infrastructure Fund (the Acquiring Fund), in exchange for the assumption of all of the liabilities of the Alpine Cyclical Advantage Property Fund for shares of the Acquiring Fund to be distributed to the shareholders of the Alpine Cyclical Advantage Property Fund; and (ii) the subsequent termination of the Alpine Cyclical Advantage Property Fund as a series of the Trust:

Proposal 1: to approve an Agreement and Plan of Reorganization for the Alpine Cyclical Advantage Property Fund.

For 97.95%
Against 1.16%
Abstain 0.89%